Viceroy	News Release #2005.10
Exploration Ltd.	TSX: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 / Toll Free: 1.888.662.4777 www.viceroyexploration.com

News Release

Viceroy Announces 2005 Three Month Report

Vancouver, British Columbia, May 12, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the three months ended March 31, 2005.

Highlights of the 2005 Three Month Report include:

-
in January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which reported robust economics and which provided the Company with direction for future exploration. The Company is continuing to carry out engineering studies incorporating the three main zones of mineralization. This work is intended to lead towards a feasibility which is planned to commence later this year;

-	continued the second phase drill program, designed to expand and confirm continuity of the mineralized structures, completing 18 diamond drill holes for a total 2,475 metres; and

-	continued metallurgical test-work which indicates that the bulk of the ore is readily amenable to cyanide leaching.

Results of Operations

For the three months ended March 31, 2005 (the “2005 first quarter”) as compared to the three months ended March 31, 2004 (the “2004 first quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2005 first quarter, the Company had a loss of $1,303,708 as compared to a loss of $579,365 for the 2004 first quarter. A significant component of operating expenses in both these periods is stock-based compensation recorded at fair value at the time the options are granted. The purpose of the options is to motivate recipients thereby advancing the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company while preserving cash for exploration spending.

In the 2005 first quarter, stock options were granted for a total 857,000 common shares with a fair value of $1,092,697, representing 84% of the $1,303,708 loss for the quarter, among the Company’s four officer consultants, two employees, five independent directors and six other consultants. In the 2004 first quarter, stock options were granted for a total 428,000 common shares with a fair value of $397,115, representing 69% of the $579,365 loss for the quarter, among one officer consultant, two employees and one other consultant.

The Loss Before The Following in the 2005 first quarter, excluding non-cash charges, is $291,691 as compared to $225,507 in the 2004 first quarter. The relative increase is primarily due to higher cash compensation, $167,718 as compared to $123,433, paid to certain senior officers in the current period as well as there being less than a full staff complement for the 2004 first quarter. In the 2005 first quarter, Company representatives attended two industry conferences, both in Canada.

Capitalized Exploration Expenditures:

In the 2005 first quarter, $1,323,832 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including $115,238 for the purchase of additional camp equipment and replacement of an old vehicle as compared to $363,480 spent on the Gualcamayo property in the 2004 first quarter primarily on capitalized land purchased of $42,962, systematic mapping, surface sampling and check assay results which confirmed the historical assays of a previous owner, and the start of drill-site access road construction. Included in cumulative deferred exploration expenditures at March 31, 2005 is $542,296 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

Cash Flows:

Cash used in operating activities in the 2005 first quarter is $349,491 as compared to cash used in the 2004 first quarter of $354,209. Relative differences to the above-described period spending is due to the timing of the payment of expenses.

Cash used in investing activities in the 2005 first quarter of $1,143,585 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and related activities. In the 2004 first quarter, cash of $325,581 was used for capitalized expenditures on the Gualcamayo property including land of $42,962.

Cash from financing activities in the 2005 first quarter of $218,500 is partial exercise of stock options as compared to $2,679,640 in the 2004 first quarter from the exercise of warrants, the partial exercise of brokers’ warrants and the exercise of stock options.

In summary, for the 2005 first quarter, total cash and cash equivalents decreased by $1,274,576 to $13,224,408 as compared to an increase in total cash and cash equivalents for the 2004 first quarter of $1,999,850 to $6,716,880.

Liquidity and Capital Resources

As at March 31, 2005 as compared to as at December 31, 2004:

As at March 31, 2005, the Company has cash and cash equivalents of $13,224,408, substantially all of which is available as working capital, as compared to cash and cash equivalents of $14,498,984 as at December 31, 2004, substantially all of which was available as working capital, a decrease of $1,274,576.

As of the May 2, 2005 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX exceeded the exercise prices of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options were exercised, a total 6,356,875 common shares would be issued for cash proceeds of $13,915,206.

Should the planned acceleration of the current phase two drill program on the Gualcamayo property result in a further expansion of the resource, the Company may require additional funds in order to complete this expanded program, planned Feasibility study as well as for property maintenance requirements and administrative overhead. Development of the project beyond feasibility will require additional equity and possible debt financing both which involve significant risks. The Company continues to target the 2005 fourth quarter to begin a Feasibility study and 2006 for a possible production decision.

Other Information

Attached to this News Release are the interim consolidated financial statements of Viceroy for the three months ended March 31, 2005, excluding notes.

For the full text of the interim report, including the management discussion and analysis, for the three months ended March 31, 2005 or for more information on the Company and our current exploration progress, visit our website at <www.viceroyexploration.com>, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

General investor inquiries please call:
1-888-662-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd. (an exploration stage company) Interim Consolidated Balance Sheets (expressed in Canadian dollars) (unaudited – prepared by management)

	March 31,	December 31,
	2005	2004
	$	$
Assets

Current assets
Cash and cash equivalents	13,224,408	14,498,984
Prepaid expenses and accounts receivable	261,612	188,633
	13,486,020	14,687,617

Exploration properties (note 3)	11,244,717	9,920,885

Furniture and equipment – corporate office	30,907	29,441

	24,761,644	24,637,943

Liabilities

Current liabilities
Accounts payable and accrued liabilities	372,794	256,582

Shareholders’ Equity

Capital stock (note 4 (a))	26,186,993	25,812,231

Stock options and warrants (note 4 (d))	3,330,695	2,394,260

Deficit	(5,128,838)	(3,825,130)

	24,388,850	24,381,361

	24,761,644	24,637,943

See accompanying notes.

Approved by the Board of Directors

"Robert V. Matthew "	"Patrick G. Downey "
Robert V. Matthew	Patrick G. Downey
Director	Director

Viceroy Exploration Ltd. (an exploration stage company) Interim Consolidated Statements of Operations and Deficit (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended March 31,
	2005	2004
	$	$

Expenses

Stock-based compensation (note 4 (d))
Directors/officers/employees	761,241	218,325
Other consultants	331,456	178,790
	1,092,697	397,115

Salaries, benefits and officer consultants	167,718	123,433
Stock exchange/transfer agent/listing application	11,147	10,042
Legal	12,897	11,896
Shareholders’ communication	6,884	5,254
Amortization	4,000	2,123
Investor relations (notes 4 (d))	48,796	35,680
Travel and lodging	-	7,920
Office and miscellaneous	44,249	31,282

Loss before the following	1,388,388	624,745

Interest income	(82,306)	(26,775)

Foreign exchange gain	(2,374)	(18,605)

Loss for the period	1,303,708	579,365

Deficit - Beginning of period	3,825,130	1,447,409

Deficit - End of period	5,128,838	2,026,774

Basic and diluted loss per share	(0.04)	(0.02)

Weighted average shares outstanding	35,524,752	27,232,126

Viceroy Exploration Ltd. (an exploration stage company) Interim Consolidated Statements of Cash Flows (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended March 31,
	2005	2004
	$	$
Cash flows (used in) from operating activities
Loss for the period	(1,303,708)	(579,365)

Non-cash charges	1,096,697	399,238
Changes in non-cash working capital items	(142,480)	(174,082)

	(349,491)	(354,209)
Cash flows (used in) investing activities
Exploration properties	(1,138,119)	(300,099)

Furniture and equipment-corporate office	(5,466)	(25,482)

	(1,143,585)	(325,581)

Cash flows from financing activities
Exercise of warrants and stock options	218,500	2,679,640

(Decrease) increase in cash and cash equivalents	(1,274,576)	1,999,850

Cash and cash equivalents - Beginning of period	14,498,984	4,717,030

Cash and cash equivalents - End of period	13,224,408	6,716,880

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and
brokerages	13,224,408	6,716,880